                                               Filed Pursuant to Rule 424(b)(2)
                                               Registration No. 333-37117


PROSPECTUS SUPPLEMENT
(To Prospectus dated November 20, 1997)

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

$100,000,000
6 3/4% Notes due 2008

Interest payable August 1 and February 1

ISSUE PRICE: 99.806%

Interest on the 6 3/4% Notes due February 1, 2008 (the "Notes") of Science Applications International Corporation, a Delaware corporation ("SAIC" or the "Company"), offered hereby is payable semi-annually on August 1 and February 1 of each year, beginning August 1, 1998. The Notes are redeemable, in whole or in part, at the option of the Company at any time at a redemption price equal to the greater of (i) 100% of the principal amount of the Notes to be redeemed or
(ii) as determined by a Quotation Agent (as defined herein), the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of such payments of interest accrued as of the date of redemption) discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate (as defined herein) plus 15 basis points, plus, in each case, accrued interest thereon to the date of redemption. The Notes will not be entitled to the benefits of any sinking fund. See "Description of Notes."

The Notes will be represented by one or more global securities (the "Global Securities") registered in the name of The Depository Trust Company ("DTC") or its nominee. Beneficial interests in the Global Securities will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants. Except as provided herein, Notes in definitive form will not be issued. See "Description of Notes."

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

-----------------------------------------------------------------------------------------------------
                                                                    UNDERWRITING
                                                                    DISCOUNTS AND       PROCEEDS TO
                                            PRICE TO PUBLIC(1)     COMMISSIONS(2)      COMPANY(1)(3)
-----------------------------------------------------------------------------------------------------
Per Note                                    99.806%                .650%              99.156%
-----------------------------------------------------------------------------------------------------
Total                                       $99,806,000            $650,000           $99,156,000
-----------------------------------------------------------------------------------------------------

(1) Plus accrued interest, if any, from January 29, 1998.
(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(3) Before deducting expenses payable by the Company, estimated at $609,500.

The Notes are offered, subject to prior sale, when, as and if delivered to and accepted by the Underwriters and subject to their right to reject any order in whole or in part and to approval of certain legal matters. It is expected that delivery of the Notes will be made on or about January 29, 1998 through the facilities of DTC, against payment therefor in immediately available funds.
J.P. MORGAN & CO.
                         BANCAMERICA ROBERTSON STEPHENS
                                                       CITICORP SECURITIES, INC.

January 26, 1998

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE NOTES, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORTCOVERING TRANSACTIONS IN SUCH NOTES, IN CONNECTION WITH THIS OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

No dealer, salesman or any other person has been authorized to give any information or to make any representations other than those contained in this Prospectus Supplement and the accompanying Prospectus or incorporated by reference therein, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or by any Underwriter. This Prospectus Supplement and the accompanying Prospectus do not constitute an offer to sell or the solicitation of an offer to buy the Notes by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus Supplement or the accompanying Prospectus, nor any sale made hereunder and thereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained or incorporated by reference herein or therein is correct as of any time subsequent to the date of such information.
                            ------------------------

As used in this Prospectus Supplement, references to "fiscal year 1995," "fiscal year 1996" and "fiscal year 1997" refer to the Company's fiscal years ended January 31, 1995, 1996 and 1997, respectively.

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                                                                    PAGE
                                                                                                    -----
The Company.......................................................................................    S-3
Recent Developments...............................................................................    S-3
Capitalization....................................................................................    S-5
Ratio of Earnings to Fixed Charges................................................................    S-6
Use of Proceeds...................................................................................    S-6
Pro Forma Condensed Consolidated Financial Statements.............................................    S-7
Selected Historical Financial Information.........................................................   S-13
Business Description..............................................................................   S-15
Description of Notes..............................................................................   S-18
Underwriting......................................................................................   S-20
Information Concerning Forward-Looking Statements.................................................   S-21
Validity of the Notes.............................................................................   S-21

                                   PROSPECTUS

Available Information.............................................................................      2
Incorporation of Certain Information by Reference.................................................      2
The Company.......................................................................................      3
Ratio of Earnings to Fixed Charges................................................................      3
Use of Proceeds...................................................................................      3
Description of Debt Securities....................................................................      4
Plan of Distribution..............................................................................     11
Legal Matters.....................................................................................     11
Experts...........................................................................................     12

                                  THE COMPANY

Science Applications International Corporation (the "Company" or "SAIC") is among the largest employee-owned research and systems engineering firms in the U.S. SAIC provides systems integration, systems engineering, technical consulting services, and research and development to a range of government and commercial clients, both in the U.S. and abroad, through its worldwide operations. Sales to departments and agencies of the U.S. government accounted for approximately 79%, 83%, and 86% of SAIC's revenues in fiscal years 1997, 1996, and 1995, respectively. The balance of the Company's revenues are attributable to sales to foreign, state and local governments and commercial customers. The Company provides technical services primarily in the areas of "National Security," "Health," "Environment," "Energy" and "Other Technical Services," which includes such other business areas as telecommunications, commercial information technology, transportation and space.

The Company, acting through its Bell Communications Research, Inc. ("Bellcore") subsidiary, is also a leading developer and provider of telecommunications services and software. See "Recent Developments." Bellcore develops and supports the software for network services and operating systems; provides consulting services, including network architecture design and system integration, and provides advanced research services, including development of current and next-generation technologies. In 1996, prior to its acquisition by the Company, Bellcore derived 77% of total revenues from the Regional Bell Operating Companies ("RBOCs") and the balance from other telecommunications customers.

The principal executive offices of the Company are located at 10260 Campus Point Drive, San Diego, California 92121. The telephone number is (619) 546-6000.

                              RECENT DEVELOPMENTS

ACQUISITION OF BELL COMMUNICATIONS RESEARCH, INC.

On November 14, 1997 the Company completed its acquisition (the "Bellcore Acquisition") of all of the outstanding common stock of Bellcore from the Regional Bell Operating Companies for a preliminary aggregate purchase price of approximately $471.8 million, which is subject to post-closing adjustments. Upon completion of the Bellcore Acquisition, Bellcore became a wholly-owned subsidiary of SAIC. Bellcore is a global provider of software development, engineering and consulting services, advanced research and development, technical training and other services to the telecommunications industry. As of December 31, 1996, Bellcore had approximately 5,500 employees and annual revenues of approximately $1 billion.

The Company believes that the acquisition of Bellcore will provide SAIC with access to a wider range of telecommunications and information services customers worldwide, adding significantly to its commercially generated revenues.

BELL COMMUNICATIONS RESEARCH, INC. -- SUMMARY OF OPERATIONS

SAIC's Bellcore subsidiary provides its products and services through two principal business groups: Software Systems and Professional Services. These two groups are supported by Bellcore's Applied Research Group. In 1996, Software Systems and Professional Services contributed 59% and 31% of Bellcore's total revenues, respectively, while Applied Research contributed 6%. The Company expects to include the operating results of its Bellcore subsidiary in Other Technical Services, which is part of SAIC's Technical Services business area. See "Business Description."

SOFTWARE SYSTEMS GROUP. Bellcore's Software Systems Group is an industry leader in the design and implementation of leading-edge, interoperable communications networking solutions. The Software Systems Group is a global supplier of products and services with the majority of its revenues from sales to RBOCs and North America Local Exchange Carriers ("NA LEC"s). Its products and services enable customers to plan, build, activate, and service their networks and help to increase customer revenues and reduce operating costs by increasing efficiency. The group offers more than 150 separate software products, consisting of more than 110 million lines of code. In addition to new product revenues, the group generates significant revenues from the ongoing maintenance and enhancement of a large installed base of software systems, as well as customization of software and licensing of technology.

PROFESSIONAL SERVICES GROUP. Bellcore's Professional Services Group is an industry leader in providing a full range of consulting and engineering services for telecommunications providers. Through this group, Bellcore plans, designs and implements operating solutions for its customers' telecommunications needs at each stage of operation of the customer's network. Examples of services provided by the Professional Services Group include network integrity testing and quality assurance to over 200 telecommunications and data communications providers, consulting and systems engineering for a wide range of network technologies, architectures and services, strategic and operational advice, learning services and consulting support to address the Year 2000 date change.

APPLIED RESEARCH GROUP. The Applied Research Group is an industry leader in research and development for the telecommunications industry. This group provides research and development for Bellcore's Software Systems and Professional Services business groups, as well as to external customers. Applied Research Group personnel have extensive expertise in leading-edge research and development and are responsible for many of the telecommunications network standards that support the telecommunications infrastructure.

Bellcore's patent portfolio consists of more than 680 U.S. and foreign patents, most of which have resulted from the efforts of the Applied Research Group. More than 200 of these patents have been licensed to organizations worldwide. Bellcore has been granted patents across a wide range of disciplines, including telecommunications transmission, services and operations, optical networking, switching, wireless communications, protocols, architecture and coding. Applied Research also actively pursues additional opportunities to license its technologies to third parties and evaluates potential spin-offs of technologies that it has developed.

BANK DEBT FINANCING AGREEMENTS

In connection with the Bellcore Acquisition, the Company entered into a Credit Agreement (Multi-Year Facility) (the "Multi-Year Credit Agreement") and a Credit Agreement (364-Day Facility) (the "364-Day Credit Agreement" and, together with the Multi-Year Credit Agreement, the "Credit Agreements") each dated as of August 20, 1997 and effective November 14, 1997, with the lenders named within the respective agreements. The Credit Agreements are included as exhibits to the Company's Quarterly Report on Form 10-Q for the quarterly period ended July 31, 1997. The Company currently expects to terminate the 364-Day Credit Agreement shortly after the consummation of the offering of the Notes.

                                 CAPITALIZATION

The following sets forth the consolidated capitalization of the Company (a) at October 31, 1997 and (b) as adjusted to reflect (i) the Bellcore Acquisition and the initial financing thereof and (ii)(x) the loss on a forward treasury lock hedge agreement, which is reported as additional debt issue discount, and (y) the sale of the Notes offered hereby assuming the application of net proceeds of $99,156,000 from the offering of the Notes (before payment by the Company of estimated expenses of this offering of $609,500) to repay a portion of the short-term borrowings incurred to finance the Bellcore Acquisition. The information in the table should be read in conjunction with the historical financial statements and related notes of the Company incorporated by reference herein and the unaudited pro forma combined financial statements which reflect the Bellcore Acquisition included in this Prospectus Supplement. See "Pro Forma Condensed Consolidated Financial Statements" and "Use of Proceeds."

                                                                                   OCTOBER 31, 1997
                                                                   -------------------------------------------------
                                                                                                    AS ADJUSTED FOR
                                                                                                    THE ACQUISITION
                                                                                AS ADJUSTED FOR     AND THE OFFERING
                                                                    ACTUAL      THE ACQUISITION       OF THE NOTES
                                                                   --------     ---------------     ----------------
                                                                                    (IN THOUSANDS)
Notes payable and current portion of long-term liabilities(1)....  $ 12,635       $   307,988          $  208,832
                                                                   --------        ----------          ----------
Long-term liabilities and minority interest:
     6 3/4% Notes due 2008.......................................        --                --              89,306
     Other long-term liabilities and minority interest...........    76,329           512,367             512,367
                                                                   --------        ----------          ----------
Total notes payable, long-term liabilities and minority
  interest.......................................................    88,964           820,355             810,505
Stockholders' equity
  Common stock...................................................       514               514                 514
  Additional paid-in capital.....................................   450,689           450,689             450,689
  Retained earnings..............................................   227,261           227,261             227,261
  Other stockholders' equity.....................................   (14,653)          (14,653)            (14,653)
                                                                   --------        ----------          ----------
Total stockholders' equity.......................................   663,811           663,811             663,811
                                                                   --------        ----------          ----------
Total capitalization.............................................  $752,775       $ 1,484,166          $1,474,316
                                                                   ========        ==========          ==========

---------------
(1) Borrowings under the Multi-Year Credit Agreement as of December 31, 1997 were approximately $135 million.

                       RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the ratio of earnings to fixed charges of the Company for the periods indicated:

                                                          NINE MONTHS
                                                       ENDED OCTOBER 31,              YEAR ENDED JANUARY 31,
                                                       -----------------     ----------------------------------------
                                                             1997            1997     1996     1995     1994     1993
                                                       -----------------     ----     ----     ----     ----     ----
Ratio of Earnings to Fixed Charges...................         5.4            5.0      5.0      4.5      4.2      3.9

For purposes of calculating the ratio of earnings to fixed charges, earnings consist of pretax income adjusted for fixed charges, including minority interest in a consolidated subsidiary with fixed charges and excluding undistributed earnings or losses of less than 50% owned companies accounted for under the equity method. Fixed charges consist of interest on indebtedness and the portion of rental expense the Company believes to be representative of interest. The ratios in the preceding table do not give effect to the Bellcore Acquisition, the financing related thereto or the offering of the Notes. If such transactions were given retroactive effect as if they had occurred during the year ended January 31, 1997 and the nine months ended October 31, 1997, the Company's ratio of earnings to fixed charges for such periods would have been 1.6 and 2.3, respectively.

                                USE OF PROCEEDS

The net proceeds from the offering of the Notes will be $99,156,000 (before payment by the Company of estimated expenses of this offering of $609,500). The Company expects to use the net proceeds from the offering of the Notes to repay certain short-term indebtedness, including obligations assumed in connection with the Bellcore Acquisition, and for general corporate purposes. It is expected that approximately 11% of the net proceeds of the offering of the Notes will be used to replenish cash used to repay loans made to the Company by Morgan Guaranty Trust Company of New York, an affiliate of J.P. Morgan Securities Inc., Bank of America National Trust and Savings Association, an affiliate of BancAmerica Robertson Stephens, and Citicorp USA. Inc., an affiliate of Citicorp Securities, Inc. See "Underwriting." The indebtedness that has been repaid consisted primarily of amounts borrowed under the Company's revolving credit agreements and bore interest at a weighted average rate of approximately 6.2% as of December 31, 1997.

             PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

The following unaudited pro forma condensed consolidated financial statements give effect to the acquisition of Bellcore by the Company in a transaction using the purchase method of accounting and the assumptions and adjustments described in the accompanying notes. The pro forma adjustments are based on preliminary estimates of fair value. Actual adjustments will be based on the completion of appraisals, other analyses of fair values and the final purchase price paid. Prior to November 14, 1997, Bellcore's fiscal year end was December 31. For purposes of the pro forma condensed consolidated financial statements, Bellcore's fiscal year ended December 31, 1996 and the interim period ended September 30, 1997 have been included in the Company's January 31, 1997 and October 31, 1997 pro forma condensed consolidated financial statements, respectively.

The unaudited pro forma condensed consolidated balance sheet is based on the individual balance sheets of Bellcore, and the Company as incorporated herein and has been prepared to reflect the acquisition by the Company of Bellcore as of October 31, 1997. The unaudited pro forma condensed consolidated statement of income combines the consolidated statement of income of the Company and Bellcore for the year ended January 31, 1997 and the interim period ended October 31, 1997 as if the acquisition had occurred on February 1, 1996.

The unaudited pro forma condensed consolidated financial statements are based on assumptions the Company believes are reasonable, factually supportable and directly attributable to the acquisition. The unaudited pro forma condensed consolidated balance sheet and statements of income have been prepared to reflect the acquisition of Bellcore by the Company based upon a preliminary cash purchase price of $461.7 million as of October 31, 1997. The preliminary purchase price has not been finalized and is subject to audit and possible adjustment. Therefore, the actual impact of the Bellcore acquisition could differ materially from the unaudited pro forma condensed consolidated balance sheet and statements of income included herein. The purchase price allocation is preliminary and management anticipates that the final allocation could differ materially from that included in the unaudited pro forma condensed consolidated financial statements included herein. The final purchase price could differ in the allocation to property and equipment, land and buildings, purchased intangible assets and the resulting goodwill. The amortization periods could differ ranging from one to eight years for property and equipment, twenty to forty years for buildings, and three to fifteen years for intangible assets and goodwill. In addition, the final purchase price could differ in the allocation to the pension plan asset and other post-retirement benefit liability, and these differences could also impact the final goodwill amount.

The unaudited pro forma condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements, including the notes thereto, of the Company in its Annual Report on Form 10-K/A for the year ended January 31, 1997 and of Bellcore incorporated by reference to item 7(a) of the Company's Current Report on Form 8-K dated July 11, 1997, and the unaudited interim consolidated financial statements, including the notes thereto, of the Company in its Quarterly Report on Form 10-Q for the quarterly period ended October 31, 1997 and of Bellcore incorporated by reference to item 7(a) of the Company's Current Report on Form 8-K dated January 15, 1998. These unaudited pro forma condensed consolidated financial statements are shown for illustrative purposes only and are not necessarily indicative of the results of operations or financial position of the consolidated company that might have occurred had the Bellcore acquisition been completed at the beginning of the periods specified, nor are they necessarily indicative of future operating results or financial position.

                 PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                                  (UNAUDITED)

                                                                           OCTOBER 31, 1997
                                                -----------------------------------------------------------------------
                                                                                             PRO FORMA
                                                                                            ADJUSTMENTS      PRO FORMA
                                                      SAIC                BELLCORE           (NOTE 1)         COMBINED
                                                ----------------     ------------------     -----------      ----------
                                                                            (IN THOUSANDS)
ASSETS
Current assets:
  Cash and cash equivalents...................     $  288,410             $ 22,630           $ 290,817(a)    $  118,157
                                                                                               (11,900)(a)
                                                                                              (471,800)(b)
  Restricted cash.............................         39,432                   --                  --           39,432
  Receivables.................................        554,710              223,900                  --          778,610
  Inventories.................................         13,327                   --                  --           13,327
  Prepaid expenses and other current assets...         16,549               13,933                  --           30,482
  Deferred income taxes.......................         60,579               13,319                  --           73,898
                                                   ----------             --------           ---------       ----------
     Total current assets.....................        973,007              273,782            (192,883)       1,053,906
                                                   ----------             --------           ---------       ----------
Property and equipment........................        106,764              140,287              25,000(b)       272,051
Land and buildings............................        111,020               43,879              24,000(b)       178,899
Intangible assets.............................         48,121                   --             193,436(c)       241,557
Other assets..................................         49,958               97,356             393,000(d)       558,750
                                                                                                17,036(e)
                                                                                                 1,400(a)
                                                   ----------             --------           ---------       ----------
                                                   $1,288,870             $555,304           $ 460,989       $2,305,163
                                                   ==========             ========           =========       ==========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued liabilities....     $  313,760             $211,903           $      --       $  525,663
  Accrued payroll and employee benefits.......        207,314               82,849                  --          290,163
  Income taxes payable........................         15,021                   --                  --           15,021
  Notes payable and current portion of
     long-term liabilities....................         12,635                5,186             190,817(a)       208,638
                                                   ----------             --------           ---------       ----------
     Total current liabilities................        548,730              299,938             190,817        1,039,485
                                                   ----------             --------           ---------       ----------
Long-term liabilities and minority interest...         76,329              167,516             226,922(f)       601,867
                                                                                                41,600(e)
                                                                                                89,500(a)
                                                                                             ---------
                                                                                               358,022
                                                                                             ---------
  Common stock................................            514              128,199            (128,199)(b)          514
  Additional paid-in capital..................        450,689                   --                  --          450,689
  Retained earnings (deficit).................        227,261              (46,283)             46,283(b)       227,261
  Other stockholders' equity..................        (14,653)               5,934              (5,934)(b)      (14,653)
                                                   ----------             --------           ---------       ----------
     Total stockholders' equity...............        663,811               87,850             (87,850)         663,811
                                                   ----------             --------           ---------       ----------
                                                   $1,288,870             $555,304           $ 460,989       $2,305,163
                                                   ==========             ========           =========       ==========

 See accompanying notes to Unaudited Pro Forma Condensed Consolidated Financial
                                  Statements.

              PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME
                                  (UNAUDITED)

                                                                     YEAR ENDED JANUARY 31, 1997
                                               -----------------------------------------------------------------------
                                                                                           PRO FORMA
                                                                                          ADJUSTMENTS       PRO FORMA
                                                     SAIC               BELLCORE           (NOTE 1)          COMBINED
                                               ----------------     -----------------     -----------       ----------
                                                              (IN THOUSANDS, EXCEPT PER-SHARE AMOUNTS)
Revenues.....................................     $2,402,224           $ 1,009,851         $      --        $3,412,075
Cost and expenses:
  Cost of revenues...........................      2,094,447               727,953                           2,822,400
  Selling, general and administrative
     expenses................................        191,836               292,682            19,852(h)
                                                                                               6,598(k)        505,450
                                                                                              (5,518)(i)
  Other (income) expense, net................         (2,193)               (1,111)               --            (3,304)
  Interest expense...........................          4,925                 8,389            19,446(j)         38,978
                                                                                               6,078(g)
                                                                                                 140(l)
                                                  ----------            ----------          --------        ----------
                                                   2,289,015             1,027,913            46,596         3,363,524
                                                  ----------            ----------          --------        ----------
Income (loss) before income taxes............        113,209               (18,062)          (46,596)           48,551
Provision for (benefit from) income taxes....         49,529                (5,842)          (16,842)(m)        26,845
                                                  ----------            ----------          --------        ----------
Net income (loss)............................     $   63,680           $   (12,220)        $ (29,754)       $   21,706
                                                  ==========            ==========          ========        ==========
Earnings per share...........................     $     1.23           $        --                          $     0.42
                                                  ==========            ==========                          ==========
Average number of shares outstanding,
  including common stock equivalents.........         52,309                                                    52,309
                                                  ==========                                                ==========

 See accompanying notes to Unaudited Pro Forma Condensed Consolidated Financial
                                  Statements.

              PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME
                                  (UNAUDITED)

                                                                   NINE MONTHS ENDED OCTOBER 31, 1997
                                                        --------------------------------------------------------
                                                                                     PRO FORMA
                                                                                    ADJUSTMENTS       PRO FORMA
                                                           SAIC        BELLCORE      (NOTE 1)          COMBINED
                                                        ----------     --------     -----------       ----------
                                                                (IN THOUSANDS, EXCEPT PER-SHARE AMOUNTS)
Revenues..............................................  $2,039,896     $742,587      $      --        $2,782,483
Cost and expenses:
  Cost of revenues....................................   1,783,205      516,036                        2,299,241
  Selling, general and administrative expenses........     161,361      216,161         14,889(h)        394,138
                                                                                         4,949(k)
                                                                                        (3,222)(i)
  Other (income) expense, net and minority interest...      (8,287)         749                           (7,538)
  Interest expense....................................       4,541        3,972         14,585(j)         27,762
                                                                                         4,559(g)
                                                                                           105(l)
                                                        ----------     --------       --------        ----------
                                                         1,940,820      736,918         35,865         2,713,603
                                                        ----------     --------       --------        ----------
Income (loss) before income taxes.....................      99,076        5,669        (35,865)           68,880
Provision for (benefit from) income taxes.............      44,584       (1,941)       (13,003)(m)        29,640
                                                        ----------     --------       --------        ----------
Net income (loss).....................................  $   54,492     $  7,610      $ (22,862)       $   39,240
                                                        ==========     ========       ========        ==========
Earnings per share....................................  $     1.01     $     --                       $     0.73
                                                        ==========     ========                       ==========
Average number of shares outstanding, including common
  stock equivalents...................................      54,474                                        54,474
                                                        ==========                                    ==========

 See accompanying notes to Unaudited Pro Forma Condensed Consolidated Financial
                                  Statements.

              NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
                              FINANCIAL STATEMENTS

Note 1 -- The unaudited pro forma condensed consolidated balance sheet and statements of income have been prepared to reflect the acquisition of Bellcore by the Company for a preliminary aggregate purchase price of $471,800,000. Pro forma adjustments are made to reflect:

(a) Issuance of debt to finance the acquisition of Bellcore, deferral of debt issuance costs and a loss on a forward treasury lock hedge agreement. The debt consists of $100,000,000 in 6.4% long-term notes payable maturing in January 2008 and $190,817,000 of borrowings on a revolving line of credit agreement, which expires in August 2002, with an interest rate of approximately 5.9%.

(b) Purchase price allocation to record assets and liabilities at estimated fair value (dollar amounts in thousands):

        Cash payment to Bellcore owners...............................................  $461,700
        Deferred acquisition costs....................................................    10,100
                                                                                        --------
        Total purchase price..........................................................   471,800
                                                                                        --------
        Elimination of book value of net assets acquired:
             Common stock.............................................................  (128,199)
             Accumulated deficit......................................................    46,283
             Other stockholders' equity...............................................    (5,934)
                                                                                        --------
             Net equity...............................................................   (87,850)
                                                                                        --------
             Excess of purchase price over net book value.............................  $383,950
                                                                                        ========
        Allocation of excess purchase price over net book value:
             Amount assigned to property and equipment................................  $ 25,000
             Amount assigned to land and buildings....................................    24,000
             Amount assigned to excess pension plan assets at fair value over the
              projected benefit obligation............................................   393,000
             Deferred tax assets -- non-current.......................................    17,036
             Deferred tax liabilities -- non-current..................................  (226,922)
             Amount assigned to OPEB liabilities in excess of the fair value of plan
              assets..................................................................   (41,600)
             Amount assigned to identifiable intangible assets........................   118,300
             Amount assigned to goodwill..............................................    75,136
                                                                                        --------
                                                                                        $383,950
                                                                                        ========

    The purchase price allocation is based upon estimates from a valuation process that is still in process and not completed. The final allocation of the final purchase price could materially differ from these estimates.

(c) Identifiable intangible assets based upon estimates from a valuation process that is still in process and not completed. Adjustment also includes the resulting goodwill. The final allocation of the final purchase price could materially differ from these estimates.

(d) Excess of the Bellcore pension plan assets at fair value over the projected benefit obligation. The Company is in the process of completing its review of the actuarial assumptions and data relative to the Bellcore pension plan. The final allocation of the final purchase price could materially differ from estimates based upon the review and final actuarial valuation and could impact the final goodwill amount.

(e) Estimate of Bellcore's post-retirement benefit obligation in excess of the fair value of plan assets, including the related deferred tax asset. The Company is in the process of completing its review of the actuarial data relative to the Bellcore post-retirement benefit plans and based on the review, the final allocation of the final purchase price could differ and impact the final goodwill amount.

(f) Deferred tax liabilities, in accordance with SFAS 109, related to the purchase price allocation to property and equipment, land and buildings (see note b), pension plan (see note d) and purchased intangibles (see note c), other than goodwill.

              NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
                       FINANCIAL STATEMENTS -- CONTINUED

(g) Elimination of interest income earned, calculated using an average rate of 5.0%, on cash balances which reflects the use of cash for the acquisition.

(h) Amortization of purchased intangible assets on a straight-line basis over 3 to 10 years, and goodwill, on a straight-line basis over 15 years. The Company is still in the process of compiling data and reviewing the assumptions related to the valuation of the excess of the purchase price over the estimated fair value of net intangible and tangible assets acquired. The final valuation and allocation of the final purchase price upon completion could materially differ from the preliminary estimates.

(i) Elimination of amortization of unrecognized net transition obligation/assets, unrecognized prior service cost and unrecognized net gains included in the net periodic pension and post-retirement benefits expense.

(j) Interest expense on $100,000,000 of long-term notes and $190,817,000 of short-term debt incurred in connection with the acquisition of Bellcore at an average effective interest rate of 6.7%, which includes amortization of a loss on a forward treasury lock hedge agreement.

(k) Depreciation of property and equipment based on the estimated purchase price allocation per the preliminary valuation.

(l) Amortization of deferred debt issuance costs on a straight-line basis over the term of the $100,000,000 long-term notes. Difference between amortization on a straight-line basis and using the net effective interest method of amortization is deemed immaterial.

(m) Income tax effects of pretax pro forma adjustments using the statutory rate in effect during the periods for which the pro forma condensed consolidated statements of income are presented.

                   SELECTED HISTORICAL FINANCIAL INFORMATION

The selected historical financial information set forth below at January 31, 1997, 1996, 1995, 1994, and 1993 and for the years then ended has been derived from the Company's audited consolidated financial statements, including those incorporated herein by reference. The selected historical financial information set forth below for the nine months ended October 31, 1997 and 1996 has been derived from the Company's unaudited interim financial statements incorporated herein by reference, which in the opinion of the Company's management include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of operations for the unaudited interim periods. Interim operating results and balance sheet information are not necessarily indicative of the operating results or financial condition that may be expected for the full year. The selected historical financial information set forth below should be read in conjunction with the Company's consolidated financial statements and notes thereto incorporated herein by reference.

                                  FOR THE NINE MONTHS                              FOR THE YEAR
                                   ENDED OCTOBER 31,                            ENDED JANUARY 31,
                                -----------------------   --------------------------------------------------------------
                                   1997         1996         1997         1996         1995         1994         1993
                                ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                                        (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF INCOME DATA:
Revenues......................  $2,039,896   $1,754,327   $2,402,224   $2,155,657   $1,921,880   $1,670,882   $1,504,112
Costs and expenses:
  Cost of revenues............   1,783,205    1,533,164    2,094,447    1,875,183    1,686,970    1,475,485    1,329,885
  Selling, general and
     administrative
     expenses.................     161,361      136,593      191,836      173,742      146,083      120,387      113,174
  Interest expense............       4,541        3,705        4,925        4,529        3,468        2,966        2,841
  Other (income) expense,
     net(1)...................     (12,934)      (1,567)      (2,193)        (111)       5,653        2,216       (1,893)
Minority interest in income of
  consolidated
  subsidiaries(2).............       4,647           --           --           --           --           --           --
                                ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                $1,940,820   $1,671,895   $2,289,015   $2,053,343   $1,842,174   $1,601,054   $1,444,007
Income before income taxes....      99,076       82,432      113,209      102,314       79,706       69,828       60,105
Provision for income taxes....      44,584       36,064       49,529       45,018       30,654       28,328       22,030
                                ----------   ----------   ----------   ----------   ----------   ----------   ----------
Net income....................  $   54,492   $   46,368   $   63,680   $   57,296   $   49,052   $   41,500   $   38,075
                                ==========   ==========   ==========   ==========   ==========   ==========   ==========
Earnings per share............  $     1.01   $     0.90   $     1.23   $     1.13   $     1.01   $     0.89   $     0.83
                                ==========   ==========   ==========   ==========   ==========   ==========   ==========
Average number of shares
  outstanding, including
  common stock equivalents....      54,474       52,226       52,309       51,306       49,264       47,429       46,179
                                ==========   ==========   ==========   ==========   ==========   ==========   ==========

---------------
(1) Other income for the nine months ended October 31, 1997 primarily relates to the gain on the sale of certain business assets and interest income on higher average cash balances as discussed in the Company's Quarterly Report on Form 10-Q for the quarterly period quarter ended October 31, 1997 incorporated herein by reference.

(2) Relates to Informatica Negocios y Tecnologia S.A. ("Intesa"), the Company's consolidated 60%-owned joint venture.

                                               OCTOBER
                                                 31,                            JANUARY 31,
                                              ----------   ------------------------------------------------------
                                                 1997         1997        1996       1995       1994       1993
                                              ----------   ----------   --------   --------   --------   --------
                                                                        (IN THOUSANDS)
BALANCE SHEET DATA:
ASSETS:
  Cash and cash equivalents.................  $  288,410   $   45,279   $ 22,765   $ 28,203   $ 53,556   $ 15,989
  Restricted cash...........................      39,432       14,456      3,029         --         --         --
  Receivables...............................     554,710      567,634    500,201    421,790    356,836    341,109
  Inventories...............................      13,327       33,983     40,097     25,356     14,764     14,136
  Prepaid expenses and other current
     assets.................................      16,549       12,708      9,182     13,647     10,354      8,779
  Deferred income taxes.....................      60,579       37,155     18,953     20,536     22,083     12,499
                                              ----------     --------   --------   --------   --------   --------
  Total current assets......................     973,007      711,215    594,227    509,532    457,593    392,512
  Property and equipment....................     106,764       89,027     69,441     57,715     50,581     49,771
  Land and buildings........................     111,020       96,768     87,844     88,997     69,161     61,486
  Intangible assets.........................      48,121       59,569     55,210     56,214     17,485         --
  Other assets..............................      49,958       55,883     52,568     40,126     16,755     19,844
                                              ----------     --------   --------   --------   --------   --------
  Total assets..............................  $1,288,870   $1,012,462   $859,290   $752,584   $611,575   $523,613
                                              ==========     ========   ========   ========   ========   ========
LIABILITIES, MINORITY INTEREST AND
  STOCKHOLDERS' EQUITY:
  Accounts payable and accrued
     liabilities............................  $  313,760   $  271,282   $210,393   $191,429   $133,433   $116,620
  Accrued payroll and employee benefits.....     207,314      131,234    138,709    124,745    106,548     87,318
  Income taxes payable......................      15,021       16,859     15,636     18,409      9,889     13,643
  Notes payable and current portion of
     long-term liabilities..................      12,635       21,287      2,304      1,482      1,143        134
                                              ----------     --------   --------   --------   --------   --------
  Total current liabilities.................     548,730      440,662    367,042    336,065    251,013    217,715
  Long-term liabilities.....................      71,911       44,341     34,116     29,759     25,965     25,851
                                              ----------     --------   --------   --------   --------   --------
  Minority interest in consolidated
     subsidiaries(1)........................       4,418           --         --         --         --         --
                                              ----------     --------   --------   --------   --------   --------
  Total stockholders' equity................  $  663,811   $  527,459   $458,132   $386,760   $334,597   $280,047
                                              ----------     --------   --------   --------   --------   --------
  Total liabilities, minority interest and
     stockholders' equity...................  $1,288,870   $1,012,462   $859,290   $752,584   $611,575   $523,613
                                              ==========     ========   ========   ========   ========   ========

---------------
(1) Relates to Intesa, the Company's consolidated 60%-owned joint venture and the Company's majority-owned subsidiary, Network Solutions, Inc. ("NSI"). On October 1, 1997, the Company sold a minority interest in NSI in an initial public offering as discussed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended October 31, 1997 incorporated herein by reference.

                              BUSINESS DESCRIPTION

SAIC is among the largest employee-owned research and systems engineering firms in the U.S. SAIC provides systems integration, systems engineering, technical consulting services, and research and development to a range of government and commercial clients, both in the U.S. and abroad. The Company's services and products are sold to departments and agencies of the U.S. government, foreign, state and local governments and commercial customers.

The Company's professional and technical services ("Technical Services") and high technology products ("Products") are primarily sold to departments and agencies of the U.S. government, including the Department of Defense ("DOD"), Department of Energy ("DOE"), Department of Transportation, Department of Veterans Affairs ("VA"), Environmental Protection Agency and National Aeronautics and Space Administration ("NASA"). Revenues generated from the sale of Technical Services and Products to the U.S. government as a prime contractor or subcontractor accounted for approximately 79%, 83% and 86% of revenues in fiscal years 1997, 1996 and 1995, respectively. The balance of the Company's revenues are attributable to the sales of Technical Services and Products to foreign, state and local governments and commercial customers.

The percentage of revenues attributable to Technical Services has increased since fiscal year 1995, while Product revenues have correspondingly decreased. Technical Services revenues and Product revenues were 94% and 6%, respectively, for fiscal year 1997; 93% and 7%, respectively, for fiscal year 1996; and 91% and 9%, respectively, for fiscal year 1995.

The Company provides Technical Services primarily in the areas of "National Security," "Health," "Environment," "Energy" and "Other Technical Services." The Company's telecommunications, commercial information technology, transportation and space business areas are included in Other Technical Services, and the Company expects to include the operating results of its Bellcore subsidiary as part of this business area. The percentage of Technical Services revenues attributable to National Security-related work has gradually declined to 44% of total revenues for fiscal year 1997. For fiscal year 1997, the Health, Environment, Energy and Other Technical Services business areas accounted for 14%, 11%, 5% and 20%, respectively, of total revenues. The following description of the Company's Technical Services and Products business areas does not reflect the Bellcore Acquisition.

TECHNICAL SERVICES

NATIONAL SECURITY. The Company currently provides a wide array of national security-related Technical Services to its customers, including advanced research and technology development, systems engineering and systems integration and technical, operational and management support services. Examples of the Company's Technical Services in the national security area include the following:

- Development and integration of command, control and intelligence applications software, middleware and data bases in client-server architectures to provide situational awareness and decision-aiding to military commanders and organizations; the range of services includes architectural definition, systems and software engineering, systems installation, training and site support.

- Information and telecommunication system engineering and support services, including requirements analysis and acquisition support, computer system design, information security, user environment modeling and data communication systems support.

- Defense studies and analysis for various defense and intelligence agencies of the U.S. government, including studies regarding conventional and nuclear warfare issues, treaty negotiation and verification, and the integration of military operational and technological considerations with defense policy issues.

- Technology development and analysis, system engineering and integration support for advanced sensors, signal and imagery collection, processing, exploitation and dissemination systems.

- Life cycle support for numerous DOD combat and support systems including logistics engineering services and turnkey logistics information management systems, maintenance engineering and training, including field technical services, installation and repair, test evaluation and training support to primary service and joint service activities and independent software verification, validation and quality assurance.

- Development of core technology for advanced distributed simulation and applications for the DOD and other government and commercial customers.

- Systems engineering and technical assistance for cruise missiles, unmanned aerial vehicles, space systems and future aerospace system concepts for intelligence, surveillance and reconnaissance applications and users.

- Design, integration, implementation and operation of land, air, and sea battlefield simulation training ranges.

- Engineering, environmental, quality assurance, integration and program support to the U.S. Army's chemical demilitarization and remediation activity.

HEALTH. The Company provides health-related Technical Services to government and commercial customers, including medical information systems, technology development and research support services. Examples of the Company's Technical Services in the health area include the following:

- Applied research, systems integration and customer support services to both commercial and federal health care clients, including performing research initiatives for the U.S. Advanced Research Projects Agency, developing and operating a nationwide health care frame relay-based telecommunications system for the VA and automating the information systems for the DOD's medical treatment facilities worldwide.

- Information engineering, software development and program support for the Department of Health and Human Services and the National Institutes of Health.

- Design, development and operation of health information networks for integrated healthcare delivery systems for commercial healthcare clients.

- Research support services to the National Cancer Institute-Frederick Cancer Research and Development Center, including management and operations support, quality and safety operations, ongoing research and research support tasks.

- Support to the U.S. Army in the biomedical area, including providing expert analysis, research planning, program design and review and topical research on a variety of military medical issues, including medical countermeasures to chemical and biological warfare, casualty care, battlefield hazards and the U.S. Army's breast cancer research program, as well as biomedical service and management of government facilities.

- Preclinical product development services for the pharmaceutical, biotechnology and medical device community, including veterinary pathology, Food and Drug Administration requirements analysis, quality assurance and Good Laboratory Practices consulting, special toxicology assay development and performance, client site services, and the development and management of complete product development programs (virtual product development).

ENVIRONMENT. The Company performs site assessments, remedial investigations and feasibility studies, remedial actions, technology evaluations, sampling, monitoring and regulatory compliance support, development and implementation of information systems and training. Examples of the Company's Technical Services in the environmental area include the following:

- Management and technical support to the DOE for the characterization of the nation's first potential commercial spent fuel and high-level radioactive waste repository, including the preparation and coordination of environmental assessments, field testing, technical evaluations, public information, quality assurance, information systems and training.

- Development, demonstration and evaluation of new technologies for hazardous waste treatment.

- Solid and hazardous waste services to federal, state and local government and the private sector, including environmental assessments, environmental impact statements, design engineering, remedial investigations and feasibility studies, remedial actions, regulatory and enforcement support, pollution prevention and engineering services.

- Analysis of a broad range of environmental issues associated with the marine sciences such as ocean dumping, mineral exploration, global change, global ocean circulation and temperature trends.

ENERGY. The energy-related Technical Services of the Company include safety evaluations, security, reliability and availability engineering evaluations, technical reviews, quality assurance, information systems, plant monitoring systems and project management. Examples of the Company's Technical Services in the energy area include the following:

- Engineering, systems integration and support services to nuclear, electric, gas and other utility operations in the areas of energy management, computer systems, information processing, configuration management, risk assessment, safety analysis, nuclear engineering, reliability and availability evaluations, simulator upgrades, energy policy analysis and alternative energy evaluation.

- Support to DOE in planning, facility transitions, safety analysis, transportation, waste management, quality assurance, emergency preparedness and public outreach.

- Information systems services to the DOE, including collection, analysis and storage of energy information, the development of geographic information systems and the overall management of large computer facilities.

OTHER TECHNICAL SERVICES. The Company provides Technical Services to government and commercial customers in such other areas as transportation, telecommunications, commercial information technology and space. The Company expects to include the operating results of its Bellcore subsidiary in this business area. See "Recent Developments." Examples of Other Technical Services provided by the Company include the following:

- Development, installation and operation of computer and telecommunications systems for various transportation applications, including automated toll revenue collection, rail asset and freight management, intermodal terminal operation, advanced traffic and congestion management, rail electrification, traffic control, air traffic control, commercial vehicle electronic clearance, explosive and contraband detection and state motor vehicle registration.

- Strategic planning, operational analysis and evaluation, surface transportation planning and engineering, software development and reengineering, safety and human factors research and hazardous material transportation safety.

- Information technology and automatic data processing outsourcing services for commercial clients.

- Scientific and computing services to federal agencies involved in global change research, including processing, utilization and scientific analysis of space, airborne and ground-based remotely sensed data.

- Security services for the U.S. government and commercial customers, including material control and accountability, computer and information security, technical surveillance countermeasures, intrusion detection, access control and physical plant threat assessments and vulnerability analysis.

- Safety, reliability and quality assurance engineering support for NASA's Space Shuttle and Space Station programs.

- Internet domain name registration and related services and intranet consulting and network design and implementation services.

- Undersea data collection and transmission systems and services, including deep water systems, telecommunications cable systems and hydrographic survey systems and other services in the areas of hydrography, physical oceanography, diving, vessel operation and management, marine studies and other maritime studies and analysis.

PRODUCTS

The Company designs, develops and manufactures high-technology products for government and commercial customers. Examples of the Company's Products include the following:

- Automatic equipment identification technology for rail, truck, air and sea transportation modes.

- Digital and analog recording products, signal reconnaissance data processors and telecommunications products for the intelligence community.

                              DESCRIPTION OF NOTES

The following description of the particular terms of the Notes offered hereby supplements the description of the general terms of the Debt Securities (as defined in the accompanying Prospectus) set forth under the caption "Description of Debt Securities" in the accompanying Prospectus, to which description reference is hereby made. Capitalized terms not defined herein shall have the meaning set forth in the accompanying Prospectus.

GENERAL

The Notes offered hereby will be unsecured general obligations of the Company, and will constitute a series of Debt Securities to be issued under the Indenture referred to in the accompanying Prospectus. The Notes will be limited to $100 million aggregate principal amount and will mature on February 1, 2008.

The Notes will bear interest at the rate set forth on the cover page of this Prospectus Supplement from January 29, 1998, or from the most recent date to which interest has been paid or provided for, payable semi-annually in arrears on August 1 and February 1 of each year, commencing August 1, 1998, to holders of record at the close of business on the preceding July 15 and January 15, as the case may be. The Notes are subject to legal defeasance and discharge and covenant defeasance, as described under "Description of Debt
Securities -- Defeasance" in the accompanying Prospectus.

OPTIONAL REDEMPTION

The Notes will be redeemable, in whole or in part, at the option of the Company at any time at a redemption price equal to the greater of (i) 100% of the principal amount of the Notes to be redeemed or (ii) as determined by a Quotation Agent (as defined below), the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of such payments of interest accrued as of the date of redemption) discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate (as defined below) plus 15 basis points, plus, in each case, accrued interest thereon to the date of redemption.

"Adjusted Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

"Comparable Treasury Issue" means the United States Treasury security selected by a Quotation Agent as having a maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such Notes.

"Comparable Treasury Price" means, with respect to any redemption date, (i) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (ii) if the Trustee obtains fewer than three such Reference Treasury Dealer Quotations, the average of all such Quotations.

"Quotation Agent" means the Reference Treasury Dealer appointed by the Company.

"Reference Treasury Dealer" means (i) J.P. Morgan Securities Inc., BancAmerica Robertson Stephens and Citicorp Securities, Inc. and their respective successors; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), the Company shall substitute therefor another Primary Treasury Dealer; and (ii) any other Primary Treasury Dealer selected by the Company.

"Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Company, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m. on the third Business Day (as defined in the Indenture) preceding such redemption date.

Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of the Notes to be redeemed. Unless the Company defaults in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the Notes or portions thereof called for redemption.

The Notes are not entitled to the benefits of any sinking fund.

GLOBAL SECURITIES

The Notes initially will be issued as Global Securities. See "Description of Debt Securities -- Book-Entry System" in the accompanying Prospectus for additional information concerning the Notes, the Indenture and the book-entry system. DTC will be the depositary with respect to the Notes.

SAME-DAY SETTLEMENT AND PAYMENT

Settlement for the Notes will be made by the Underwriters (as defined below) in immediately available funds. All payments of principal and interest will be made by the Company in immediately available funds to DTC in The City of New York. The Notes will trade in DTC's Same-Day Funds Settlement System until maturity or earlier redemption, as the case may be, and secondary market trading activity in the Notes will therefore settle in immediately available funds.

                                  UNDERWRITING

Subject to the terms and conditions set forth in an Underwriting Agreement dated the date of this Prospectus Supplement (the "Underwriting Agreement"), the Company has agreed to sell to each of the underwriters named below (the "Underwriters") and each of the Underwriters has severally agreed to purchase, the principal amount of the Notes set forth opposite its name below:

                                                                                   PRINCIPAL AMOUNT
        NAME                                                                           OF NOTES
        -------------------------------------------------------------------------  ----------------
        J.P. Morgan Securities Inc. .............................................    $ 34,000,000
        BancAmerica Robertson Stephens...........................................      33,000,000
        Citicorp Securities, Inc. ...............................................      33,000,000
                                                                                     ------------
          Total..................................................................    $100,000,000
                                                                                     ============

Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all of the Notes, if any are taken.

The Company has been advised by the Underwriters that they initially propose to offer the Notes directly to the public at the public offering price set forth on the cover page of this Prospectus Supplement and to certain dealers at such price less a concession not in excess of .40% of the principal amount of the Notes. The Underwriters may allow, and such dealers may reallow, a concession not in excess of .25% of the principal amount of the Notes on sales to certain other dealers. After the initial public offering of the Notes, the public offering price and such concessions to dealers may be changed by the Underwriters.

The Notes are a new issue of securities with no established trading market. The Company has been advised by the Underwriters that the Underwriters currently intend to make a market for the Notes, but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

It is expected that in the aggregate approximately 11% of the net proceeds of the offering of the Notes will be used to replenish cash used to repay loans made to the Company by Morgan Guaranty Trust Company of New York, an affiliate of J.P. Morgan Securities Inc., Bank of America National Trust and Savings Association, an affiliate of BancAmerica Robertson Stephens, and Citicorp USA, Inc., an affiliate of Citicorp Securities, Inc. Under the Conduct Rules of the National Association of Securities Dealers, Inc. (the "NASD"), special considerations apply to a public offering of securities where more than 10% of the net proceeds thereof will be paid to a participating underwriter or any of its affiliates. Therefore, the offering of the Notes is being conducted pursuant to Rule 2710(c)(8) of the NASD Conduct Rules which establishes certain procedural safeguards in connection with offerings in such circumstances in which NASD member firms intend to participate and where more than 10% of the offering proceeds are to be paid to such member firms or their affiliates.

The Company has agreed to indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act of 1933, as amended, or to contribute to payments which the Underwriters may be required to make in respect thereof.

In connection with the offering of the Notes, the Underwriters may purchase and sell the Notes in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering of the Notes. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Notes, and syndicate short positions involve the sale by the Underwriters of a greater amount of Notes than they are required to purchase from the Company in the offering of the Notes. These activities may stabilize, maintain or otherwise affect the market price of the Notes, which may be higher than the price that might otherwise prevail in the open market, and these activities, if commenced, may be discontinued at any time. These transactions may be effected in the over-the-counter market or otherwise.

In the ordinary course of their respective businesses, the Underwriters and their affiliates have engaged, are engaging and may in the future engage, in commercial baking and investment banking transactions with the Company and its affiliates.

               INFORMATION CONCERNING FORWARD-LOOKING STATEMENTS

Certain of the statements contained in this Prospectus Supplement, the accompanying Prospectus and in documents incorporated therein by reference may be considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), including statements regarding the intent, belief or current expectations of the Company or its officers with respect to, among other things, trends affecting the Company's financial condition or results of operation and the impact of competition. Such statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. Some of these factors include, but are not limited to: decrease in or the failure to increase business with the U.S. government; the impact of the Bellcore Acquisition (as defined herein); the ability of the Company to continue to identify and consummate additional acquisitions; competitive pricing for Technical Services and Products (as defined herein); early termination of U.S. government contracts; losses or reduced profits on firm fixed-price contracts and increased use of such contracts; failure to obtain reimbursement for costs incurred prior to the execution of a contract or contract modification; audits of the Company's costs, including allocated indirect costs, by the U.S. government; and other uncertainties, all of which are difficult to predict and many of which are beyond the control of the Company. Due to such uncertainties and risks, investors are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof.

                             VALIDITY OF THE NOTES

The validity of the Notes to which this Prospectus Supplement relates will be passed upon for the Company by Davis Polk & Wardwell, New York, New York, and for the Underwriters by Sullivan & Cromwell, New York, New York.

                                  [saic logo]

                 SCIENCE APPLICATIONS INTERNATIONAL CORPORATION
                                DEBT SECURITIES
                            ------------------------

     Science Applications International Corporation (the "Company") may offer from time to time unsecured debt securities ("Debt Securities") consisting of debentures, notes and/or other evidences of unsecured indebtedness in one or more series, or any combination of the foregoing, at an aggregate initial offering price not to exceed $300,000,000 or its equivalent if some or all of the Debt Securities are denominated in one or more foreign currencies, at prices and on terms to be determined at or prior to the time of sale in light of market conditions at the time of sale.

     Specific terms of the particular Debt Securities in respect of which this Prospectus is being delivered will be set forth in one or more accompanying Prospectus Supplements (each a "Prospectus Supplement"), together with the terms of the offering of the Debt Securities and the initial price and the net proceeds to the Company from the sale thereof. The Prospectus Supplement will set forth with regard to the particular Debt Securities, without limitation, the following: the specific designation, aggregate principal amount, authorized denomination, maturity, rate or method of calculation of interest and dates for payment thereof, any exchangeability, conversion, redemption, prepayment or sinking fund provisions, the currency or currencies or currency unit or currency units in which principal, premium, if any, or interest, if any, is payable, any modifications of or additions to the covenants described in this Prospectus and any other specific terms thereof. The amounts payable by the Company in respect of Debt Securities may be calculated by reference to the value, rate or price of one or more specified commodities, currencies or indices to the extent set forth in the Prospectus Supplement. The Prospectus Supplement will also contain information, where applicable, about certain United States federal income tax considerations relating to the Debt Securities covered by the Prospectus Supplement.

     The Company may sell the Debt Securities directly, through agents designated from time to time or through underwriters or dealers. If any agents of the Company or any underwriters or dealers are involved in the sale of the Debt Securities, the names of such agents, underwriters or dealers, any applicable commissions and discounts, and the net proceeds to the Company will be set forth in the applicable Prospectus Supplement. See "Plan of Distribution" for possible indemnification arrangements for agents, underwriters and dealers.

                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                            ------------------------

             This Prospectus may not be used to consummate sales of Debt Securities unless accompanied by a Prospectus Supplement.

                The date of this Prospectus is November 20, 1997

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING DESCRIBED HEREIN, AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY UNDERWRITER, DEALER OR AGENT. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR CHANGE IN THE AFFAIRS OF THE COMPANY AT ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at 7 World Trade Center, 13th Floor, New York, NY 10048 and Suite 1400, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Such material may also be accessed electronically by means of the Commission's home page on the Internet at http://www.sec.gov.

     The Company has filed a registration statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Debt Securities being offered pursuant to this Prospectus. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. The Registration Statement may be inspected and copied at the public reference facilities maintained by the Commission at the addresses set forth in the preceding paragraph. Statements contained herein concerning the provisions of any documents are not necessarily complete and, in each instance that a copy of such document has been filed as an exhibit to the Registration Statement or otherwise filed with the Commission, reference is made to the copy so filed. Each such statement is qualified in its entirety by such reference.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The following documents have been filed by the Company with the Commission and are hereby incorporated herein by reference:

          (1) The Company's Annual Report on Form 10-K/A for the year ended January 31, 1997 (which incorporates by reference portions of the Proxy Statement for the Company's 1997 Annual Meeting of Stockholders);

          (2) The Company's Quarterly Reports on Form 10-Q for the quarters ended April 30, 1997 and July 31, 1997; and

          (3) The Company's Current Reports on Form 8-K dated June 30, 1997, July 9, 1997, July 11, 1997, July 21, 1997, September 19, 1997 and
              September 30, 1997.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act on or after the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated herein by reference. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus and the Registration Statement of which it is a part to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus or such Registration Statement.

     The Company undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, upon written or oral request of such person, a copy of any or all of the documents which have been or may be incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests for such copies should be directed to Science Applications International Corporation, 10260 Campus Point Drive, San Diego, California 92121, Attention: Corporate Secretary (telephone: (619) 535-7323).

                                  THE COMPANY

     The Company provides diversified professional and technical services ("Technical Services") and designs, develops and manufactures high-technology products ("Products"). The Company's Technical Services and Products are primarily sold to departments and agencies of the U.S. Government, including the Department of Defense, Department of Energy, Department of Transportation, Department of Veterans Affairs, Environmental Protection Agency and National Aeronautics and Space Administration. Revenues generated from the sale of Technical Services and Products to the U.S. Government as a prime contractor or subcontractor accounted for approximately 79%, 83% and 86% of revenues in fiscal years 1997, 1996 and 1995, respectively. The balance of the Company's revenues are attributable to the sales of Technical Services and Products to foreign, state and local governments, commercial customers and others. The percentage of revenues attributable to Technical Services has increased since fiscal year 1995 while the percentage of revenues attributable to Products has correspondingly decreased. Technical Services revenues and Product revenues were 94% and 6%, respectively, for fiscal year 1997; 93% and 7%, respectively, for fiscal year 1996; and 91% and 9%, respectively, for fiscal year 1995. On March 7, 1997, the Company sold its Science Applications International Technologies ("SAIT") business unit, which designed, manufactured and sold certain ruggedized computers and display products and accounted for 49% of the Company's Product revenues in fiscal year 1997. The Company provides Technical Services primarily in the areas of "National Security," "Health," "Environment," "Energy" and "Other Technical Services," the last of which includes the Company's transportation, commercial information technology and space business areas. The percentage of Technical Services revenues attributable to National Security-related work has gradually declined to 44% of total revenues for fiscal year 1997. For fiscal year 1997, the Health, Environment, Energy and Other Technical Services business areas accounted for 14%, 11%, 5% and 20%, respectively, of total revenues.

     On November 20, 1996, the Company entered into a definitive acquisition agreement to purchase Bell Communications Research, Inc. ("Bellcore"), a provider of telecommunications services, information networking software and consulting services. As of December 31, 1996, Bellcore had approximately 5,500 employees and annual revenues of approximately $1 billion. The Company believes that Bellcore's strengths in telecommunications software development and network design will complement the Company's existing information management and communications services businesses. The consummation of the acquisition is subject to certain conditions and contingencies, including regulatory approvals. The Company has no assurance that the acquisition will be completed.

     The principal executive offices of the Company are located at 10260 Campus Point Drive, San Diego, California 92121. The telephone number is (619) 546-6000.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the ratio of earnings to fixed charges of the Company for the periods indicated:

                                                           SIX MONTHS                YEAR ENDED JANUARY 31,
                                                         ENDED JULY 31,     ----------------------------------------
                                                              1997          1997     1996     1995     1994     1993
                                                         --------------     ----     ----     ----     ----     ----
Ratio of Earnings to Fixed Charges.....................        5.4          5.0      5.0      4.5      4.2      3.9

     For purposes of calculating the ratio of earnings to fixed charges, earnings consist of pretax income adjusted for fixed charges, including minority interest in the consolidated subsidiary with fixed charges and excluding undistributed earnings or losses of less than 50% owned companies accounted for under the equity method. Fixed charges consist of interest on indebtedness and the portion of rental expense the Company believes to be representative of interest.

                                USE OF PROCEEDS

     Except as may otherwise be disclosed in an applicable Prospectus Supplement, the net proceeds to the Company from the sale of the Debt Securities offered hereby are expected to be used for general corporate purposes, which may include financing capital expenditures and working capital requirements, stock repurchases, acquisitions or repayment or refinancing of existing indebtedness. Pending application, proceeds may be invested in short-term, marketable securities.

                         DESCRIPTION OF DEBT SECURITIES

     The Debt Securities will be unsecured obligations issued under an Indenture (the "Indenture"), between the Company and The Chase Manhattan Bank, as Trustee (the "Trustee"). The following summaries do not purport to be complete and are subject to the detailed provisions of the Indenture, a copy of which is filed as an exhibit to the Registration Statement. Wherever particular provisions of the Indenture or terms defined therein are referred to, such provisions are incorporated by reference as part of the statements made herein, and such statements are qualified in their entirety by such reference to the provisions of the Indenture. Capitalized terms used below and not otherwise defined are used as defined in the Indenture. Section references are to the Indenture.

GENERAL

     The Indenture does not limit the aggregate principal amount of Debt Securities which may be issued thereunder and provides that the Debt Securities may be issued from time to time in one or more series. The Debt Securities will rank equally with all other unsecured and unsubordinated obligations of the Company. Except as described under "-- Certain Restrictions on the Company," the Indenture does not limit other indebtedness or securities which may be incurred or issued by the Company or any of its subsidiaries or contain financial or similar restrictions on the Company or any of its subsidiaries. The Company's rights and the rights of its creditors, including holders of Debt Securities, to participate in any distribution of assets of any subsidiary of the Company upon the subsidiary's liquidation or reorganization or otherwise are effectively subordinated to the claims of the subsidiary's creditors, except to the extent that the Company or any of its creditors may itself be a creditor of that subsidiary.

     Reference is made to the applicable Prospectus Supplement for the following terms of and information relating to the Debt Securities offered thereby (the "Offered Debt Securities"): (i) the designation of the Offered Debt Securities;
(ii) the aggregate principal amount of the Offered Debt Securities; (iii) the date or dates on which principal of, and premium, if any, on, the Offered Debt Securities will be payable; (iv) the rate or rates (which may be fixed or variable) at which the Offered Debt Securities shall bear interest, if any, or the method by which such rate or rates shall be determined, the basis on which such interest, if any, shall be calculated if other than a 360-day year consisting of twelve 30-day months, the date or dates from which such interest, if any, will accrue and on which such interest, if any, will be payable and the related record dates; (v) if other than the offices of the Trustee, the place where the principal of, and premium, if any, and interest, if any, on, the Offered Debt Securities will be payable; (vi) any redemption, repayment or sinking fund provisions; (vii) if other than denominations of $1,000 or multiples thereof, the denominations in which the Offered Debt Securities will be issuable; (viii) if other than the principal amount thereof, the portion of the principal amount due upon acceleration; (ix) if other than U.S. dollars, the currency or currencies or currency unit or currency units in which the Offered Debt Securities will be denominated and in which principal of, and premium, if any, and interest, if any, on, the Offered Debt Securities will or may be payable; (x) any index used to determine the amount of payments or principal of, and premium, if any, and interest, if any, on, the Offered Debt Securities; (xi) the terms and conditions, if any, pursuant to which the Offered Debt Securities may be converted or exchanged for other securities of the Company or any other person; (xii) whether the Offered Debt Securities shall be issued in the form of one or more Global Securities (as defined in "-- Book-Entry System"); (xiii) the identity of any trustees, depositaries, authenticating or paying agents, transfer agents or registrars with respect to the Offered Debt Securities and
(xiv) any other specific terms of the Offered Debt Securities.

     The Debt Securities will be issued as registered securities either in certificated form or in the form of one or more global securities under a book-entry system, as specified in the applicable Prospectus Supplement. See "-- Book-Entry System."

     Unless otherwise specified in the applicable Prospectus Supplement, principal and premium, if any, will be payable, and the Debt Securities will be transferable and exchangeable without any service charge, at the office of the Trustee. However, the Company may require payment of the sum sufficient to cover any tax or other governmental charge, payable in connection with any such transfer or exchange (Sections 2.09 and 3.02).

     Unless otherwise specified in the applicable Prospectus Supplement, interest on any series of Debt Securities will be payable on the interest payment dates set forth in the applicable Prospectus Supplement to the persons in whose names the Debt Securities are registered at the close of business on the related record date and will be paid, at the option of the Company, by wire transfer or by checks mailed to such persons (Sections 2.08 and 3.01).

     If the Debt Securities are issued as Original Issue Discount Securities (bearing no interest or interest at a rate which at the time of issuance is below market rates) to be sold at a substantial discount below their stated principal amount, the material United States federal income tax consequences and other special considerations applicable to such Original Issue Discount Securities will be generally described in the applicable Prospectus Supplement.

     If any Debt Securities are sold for any foreign currency or currency unit or if the principal of, or premium, if any, or interest, if any, on, any Debt Securities is payable in any foreign currency or currency unit, the restrictions, elections, tax consequences, specific terms and other information with respect to such Debt Securities and such foreign currency or currency unit will be set forth in the Prospectus Supplement relating thereto.

     Unless otherwise described in the applicable Prospectus Supplement, there are no covenants or provisions contained in the Indenture which afford the holders of the Debt Securities protection in the event of a highly leveraged transaction involving the Company.

BOOK-ENTRY SYSTEM

     If so specified in the applicable Prospectus Supplement, Debt Securities of any series may be issued under a book-entry system in the form of one or more global securities (each a "Global Security"). Each Global Security will be deposited with, or on behalf of, a depositary, which, unless otherwise specified in the applicable Prospectus Supplement, will be The Depository Trust Company, New York, New York (the "Depositary"). The Global Securities will be registered in the name of the Depositary or its nominee.

     The Depositary has advised the Company that the Depositary is a limited purpose trust company organized under the laws of the State of New York, a "banking organization" within the meaning of the New York banking law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary was created to hold securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depositary's participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, some of which (and/or representatives of which) own the Depositary. Access to the Depositary's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

     Upon the issuance of a Global Security, the Depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of the Debt Securities represented by such Global Security to the accounts of participants. The accounts to be credited will be designated by the underwriters, dealers or agents, if any, or by the Company, if such Debt Securities are offered and sold directly by the Company. Ownership of beneficial interests in a Global Security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests by participants in a Global Security will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by the Depositary or its nominee (with respect to interests of participants) and on the records of participants (with respect to interests of persons other than participants). The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in certificated form. Such laws may impair the ability to transfer beneficial interests in a Global Security.

     So long as the Depositary or its nominee is the registered owner of a Global Security, the Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Global Security for all purposes under the Indenture. Except as set forth below, owners of beneficial interests in such Global Security will not be entitled to have the Debt Securities represented thereby registered in their names, will not receive or be entitled to receive physical delivery of certificates representing the Debt Securities and will not be considered the owners or holders thereof under the Indenture. Accordingly, each person owning a beneficial interest in such Global Security must rely on the procedures of the Depositary and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the Indenture.

     Payment of principal of, and premium, if any, and interest, if any, on, Debt Securities represented by a Global Security will be made to the Depositary or its nominee, as the case may be, as the registered owner and holder of the Global Security representing such Debt Securities. None of the Company, the Trustee, any paying agent or registrar for such Debt Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     The Company expects that the Depositary or its nominee, as the case may be, upon receipt of any payment of principal, premium or interest in respect of a Global Security, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Security as shown on the records of the Depositary or its nominee. The Company also expects that payments by participants to owners of beneficial interests in such Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street name," and will be the responsibility of such participants.

     A Global Security may not be transferred except as a whole by the Depositary to its nominee or by a nominee of the Depositary to the Depositary or another nominee of the Depositary or by the Depositary or its nominee to a successor of the Depositary or a nominee of such successor. If the Depositary for a Global Security is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by the Company within 90 days, the Company will issue Debt Securities in certificated form in exchange for all of the Global Securities representing such Debt Securities. In addition, the Company may at any time and in its sole discretion determine not to have any Debt Securities represented by one or more Global Securities and, in such event, will issue Debt Securities in certificated form in exchange for all of the Global Securities representing such Debt Securities. Further, if the Company so specifies with respect to the Debt Securities of a series, an owner of a beneficial interest in a Global Security representing Debt Securities of such series may, on terms acceptable to the Company and the Depositary, receive Debt Securities of such series in certificated form. In any such instance, an owner of a beneficial interest in a Global Security will be entitled to physical delivery in certificated form of Debt Securities of the series represented by such Global Security equal in principal amount to such beneficial interest and to have such Debt Securities registered in its name (Section 2.09).

CERTAIN RESTRICTIONS ON THE COMPANY

  Limitations on Liens

     The Company will not, and will not permit any Restricted Subsidiary to, incur any Lien on property or assets owned on or acquired after the date of the Indenture by the Company or any Restricted Subsidiary to secure Debt without making, or causing such Restricted Subsidiary to make, effective provision for securing the Debt Securities (and, if the Company may so determine, any other Debt of the Company or such Restricted Subsidiary that is not subordinated in right of payment to the Debt Securities) (x) equally and ratably with such Debt as to such property or assets for as long as such Debt will be so secured or (y) in the event such Debt is subordinated in right of payment to the Debt Securities, prior to such Debt as to such property for as long as such Debt will be so secured (Section 3.06).

     The foregoing restrictions will not apply to Liens existing on the date of the Indenture or to: (i) Liens securing only the Debt Securities; (ii) Liens in favor of only the Company or a Restricted Subsidiary of the Company; (iii) any Lien on property of a Person existing immediately prior to the time such Person is merged with or into or consolidated with the Company or any Subsidiary of the Company or otherwise becomes a Subsidiary of the Company (provided that such Lien is not incurred in anticipation of such transaction and does not extend beyond the property subject thereto, or secure any Debt that is not secured thereby, immediately prior to such transaction); (iv) any Lien on property existing immediately prior to the time of acquisition thereof (provided that such Lien is not incurred in anticipation of such acquisition and does not extend beyond the property subject thereto, or secure any Debt that is not secured thereby, immediately prior to such acquisition); (v) any Lien on property securing all or any portion of the purchase price thereof or securing all or any portion of the cost of construction or alteration of or improvement on any property created or assumed contemporaneously with, or within 270 days after, such acquisition or completion of such construction or improvement (provided that such Lien does not extend to any other property and secures Debt in an amount that does not exceed such purchase price or cost of construction, alteration or improvement); (vi) Liens for taxes or assessments or other governmental charges or levies that are not delinquent, remain payable without penalty or are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted and for which such reserve or other appropriate provision, if any, as may be required in accordance with generally accepted accounting principles has been made; (vii) Liens to secure obligations under workmen's compensation laws or similar legislation; (viii) Liens incurred to secure the performance of statutory obligations or bids, surety or appeal bonds, performance or return-of-money bonds or other obligations of a like nature incurred in the ordinary course of business; (ix) any Lien securing Debt owing by the Company to a Wholly Owned Subsidiary (provided that, for purposes of this covenant and the covenant described under "-- Limitations on Sale and Leaseback Transactions," upon either (a) the transfer or other disposition of any Debt secured by such Lien to a Person other than another Wholly Owned Subsidiary of the Company or (b) the issuance (other than directors' qualifying shares), sale, lease, transfer or other disposition of capital stock of or any other ownership interest in such Wholly Owned Subsidiary to which such secured Debt is owed to a Person other than the Company or another Wholly Owned Subsidiary of the Company, the provisions described in this clause (ix) will no longer be applicable to such Lien and such Lien will be subject (if otherwise subject) to the requirements of this covenant without regard to this clause
(ix)); (x) any Lien arising in the ordinary course of business in favor of a customer, which Liens are inherent in the government contracting process; (xi) any Liens on assets identified as "Restricted Cash" on the Company's balance sheet which are payable to third parties; (xii) any Lien associated with a sale or discount of accounts receivable of the Company or its Subsidiaries provided that such Lien (a) does not involve the creation of a Lien or negative pledge on any accounts receivable not so sold or discounted and (b) does not involve in the aggregate the sale or discount of accounts receivable having a book value exceeding $100,000,000; (xiii) Liens securing obligations not exceeding $100,000,000 in the aggregate on (a) the assets of single purpose Subsidiaries and (b) assets of the Company or any of its Subsidiaries incurred in connection with and related solely to the toll collection business; (xiv) any Lien in favor of the Trustee in respect of expenses incurred or services rendered pursuant to the Indenture and (xv) extensions, renewals or replacements (or successive extensions, renewals, or replacements), as a whole or in part, of any Lien referred to in the foregoing clauses (iii), (iv) and (v) so long as such Lien does not extend to any other property and the Debt so secured is not increased (Section 3.06).

     In addition to the foregoing, the Company and its Subsidiaries may, without equally and ratably securing the Debt Securities, incur a Lien to secure Debt or enter into a Sale and Leaseback Transaction if, after giving effect thereto, the sum of: (i) the amount of all Debt secured by all Liens incurred on or after the date of the Indenture and otherwise prohibited by the Indenture and (ii) the Attributable Value of Sale and Leaseback Transactions entered into on or after the date of the Indenture and otherwise prohibited by the Indenture does not exceed 15% of Consolidated Net Worth.

     All Debt Securities, regardless of their series, will rank pari passu with one another.

  Limitations on Sale and Leaseback Transactions

     The Company will not, and will not permit any Restricted Subsidiary to, enter into any Sale and Leaseback Transaction (except for a period not exceeding 36 months) unless (i) the Company or such Restricted Subsidiary would be entitled to enter into such Sale and Leaseback Transaction pursuant to the provisions described in the second or third paragraph under "-- Limitations on Liens" without equally and ratably securing the Debt Securities or (ii) the Company or a Subsidiary of the Company applies, within 90 days after the related Sale Transaction, an amount equal to the Net Available Proceeds of such Sale Transaction (a) to the redemption of Debt Securities or, to the extent Debt Securities are not then redeemable, to the retirement of Debt Securities, of other Company Debt that is pari passu with the Debt Securities or of Subsidiary Debt or, to the extent there is no such Company Debt or Subsidiary Debt, other Company Debt or (b) to the purchase of property, securities, or other assets (other than cash or cash equivalents) having a fair market value, determined at the time of such purchase, at least equal to the Net Available Proceeds of such sale and which will be used (or, in the case of any securities, are capital stock issued by a company engaged) in the business of the Company and its Restricted Subsidiaries as then being conducted. Debt Securities redeemed or otherwise retired pursuant to the provision described above may not be used as credits against any sinking fund obligations (Section 3.07).

  Consolidation; Merger; Sale of Assets

     With respect to the Debt Securities of any series, the Company may not consolidate with or merge into, or convey, transfer or lease its properties and assets substantially as an entirety to, any Person (a "successor Person"), and may not permit any Person to merge into, or convey, transfer or lease its properties and assets substantially as an entirety to, the Company, unless (i) the successor Person (if any) is a corporation, partnership, trust, limited liability company or other entity organized and validly existing under the laws of any domestic jurisdiction and expressly assumes the Company's obligations on the Debt Securities of such series and under the Indenture with respect thereto,
(ii) immediately after giving effect to the transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, with respect to the Debt Securities of such series shall have occurred and be continuing, (iii) if, as a result of the transaction, property of the Company or any Restricted Subsidiary would become subject to a Lien the incurrence of which would not be permitted under the limitation on Liens described above under "Restrictive Covenants," the Company takes such steps as are necessary to cause the Debt Securities of such series to be secured equally and ratably with (or prior to) the Debt secured by such Lien as provided in such limitation and (iv) certain other conditions are met (Section 9.01).

CERTAIN DEFINITIONS

     The Indenture will include, among others, the following definitions:

     "ATTRIBUTABLE VALUE" means, as to any lease under which any Person is at the time liable, other than a Capital Lease Obligation, and at any date as of which the amount thereof is to be determined, the total net amount of rent required to be paid by such Person under such lease during the remaining term thereof as determined in accordance with generally accepted accounting principles, discounted from the last date of such term to the date of determination at a rate per annum equal to the discount rate that would be applicable to a Capital Lease Obligation with like term in accordance with generally accepted accounting principles. The net amount of rent required to be paid under any such lease for any such period will be the aggregate amount of rent payable by the lessee with respect to such period after excluding amounts required to be paid on account of insurance, taxes, assessments, utility, operating and labor costs and similar charges. In the case of any lease that is terminable by the lessee upon the payment of a penalty, such net amount will also include the amount of such penalty, but no rent will be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated. "Attributable Value" means, as to a Capital Lease Obligation under which any Person is at the time liable and at any date as of which the amount thereof is to be determined, the capitalized amount thereof that would appear on the face of a balance sheet of such Person in accordance with generally accepted accounting principles.

     "CAPITAL LEASE OBLIGATION" of any Person means the obligation to pay rent or other payment amounts under a lease of (or other Debt arrangements conveying the right to use) real or personal property of such Person that is required to be classified and accounted for as a capital lease or a liability on the face of a balance sheet of such Person in accordance with generally accepted accounting principles. The stated maturity of such obligation will be deemed to be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty.

     "CONSOLIDATED NET WORTH" means, at any date of determination, the net worth of the Company and its Subsidiaries on a consolidated basis in accordance with generally accepted accounting principles.

     "DEBT" means (without duplication), with respect to any Person, whether recourse is to all or a portion of the assets of such Person, (i) every obligation of such Person for money borrowed, (ii) every obligation of such Person evidenced by bonds, debentures, notes or other similar instruments, including obligations incurred in connection with the acquisition of property, assets or businesses, (iii) every reimbursement obligation of such Person with respect to letters of credit, bankers' acceptances or similar facilities issued for the account of such Person, (iv) every Capital Lease Obligation of such Person and (v) every obligation of the type referred to in clauses (i) through
(iv) of another Person, the payment of which such Person has Guaranteed.

     "LIEN" means any mortgage, pledge or lien securing any Debt.

     "NET AVAILABLE PROCEEDS" from any Sale Transaction by any Person means cash or readily marketable cash equivalents received (including by way of sale or discounting of a note, installment receivable or other receivable, but excluding any consideration received in the form of assumption of Debt or other obligations by others or received in any other noncash form) therefrom by such Person, net of (i) all legal, title and recording tax expenses, commissions and other fees and expenses incurred and all federal, state, provincial, foreign and local taxes required to be accrued as a liability as a consequence of such Sale Transaction, (ii) all payments made by such Person or its Subsidiaries on any Debt that is secured by a Lien on the property or assets so disposed of in accordance with the terms of such Lien or that must, by the terms of such Lien, or in order to obtain a necessary consent to such Sale Transaction, or by applicable law, be repaid out of the proceeds from such Sale Transaction and
(iii) all distributions and other payments made to third parties (other than Subsidiaries) in respect of minority or joint venture interests as a result of such Sale Transaction.

     "RESTRICTED SUBSIDIARY" means any Subsidiary of the Company at least 50% of whose consolidated assets are located, or at least 50% of whose consolidated revenues during the then-latest four fiscal quarters were derived from operations conducted, in the United States and its territories and possessions. For this purpose, the consolidated assets or revenues of a Subsidiary will be deemed to be the assets or revenues of such Subsidiary and its Subsidiaries, determined on a consolidated basis in accordance with generally accepted accounting principles.

     "SALE AND LEASEBACK TRANSACTION" of any Person means an arrangement with any lender or investor or to which such lender or investor is a party providing for the leasing by such Person of any property or assets of such Person which has been or is being sold, conveyed, transferred or otherwise disposed of by such Person more than 270 days after the acquisition thereof or the completion of construction or commencement of operation thereof to such lender or investor or to any person to whom funds have been or are to be advanced by such lender or investor on the security of such property or assets. The stated maturity of such arrangement will be deemed to be the date of the last payment of rent or any other amount due under such arrangement prior to the first date on which such arrangement may be terminated by the lessee without payment of a penalty.

     "SALE TRANSACTION" means any sale, conveyance, transfer or other disposition of the kind referred to in the first sentence of the definition of "SALE AND LEASEBACK TRANSACTION."

     "SIGNIFICANT SUBSIDIARY" means, at any time, any Subsidiary of the Company that qualifies at such time as a "significant subsidiary" of the Company within the meaning of Regulation S-X promulgated by the Commission (as in effect at such time).

EVENTS OF DEFAULT

     Each of the following will constitute an Event of Default under the Indenture with respect to Debt Securities of any series: (a) failure to pay principal of or any premium on any Debt Security of that series when due; (b) failure to pay any interest on any Debt Securities of that series when due, continued for 30 days; (c) failure to deposit any sinking fund payment, when due, in respect of any Debt Security of that series; (d) failure to perform any other covenant of the Company in the Indenture (other than a covenant included in the Indenture solely for the benefit of a series other than that series), continued for 90 days after written notice has been given by the Trustee, or the Holders of at least 25% in principal amount of the Outstanding Debt Securities of that series, as provided in the Indenture; (e) a default or defaults under any note(s) or other evidence(s) of Debt (including Debt Securities of another series), or any agreement(s) or instrument(s) (including the Indenture) under which there may be issued or by which there may be secured or evidenced any Debt of the Company or any Subsidiary having a principal amount outstanding, individually or in the aggregate, of at least $50,000,000, and whether existing on or created after the date of the Indenture, which default or defaults (i) constitute a failure to pay any portion of the principal of such Debt when due (after the expiration of any applicable grace period) or (ii) have resulted in acceleration of any portion of such Debt having an aggregate principal amount equal to or in excess of $50,000,000, without the overdue or accelerated portion of such Debt having been discharged, or without such acceleration having been rescinded or annulled by the holders of such Debt, within 30 days after written notice has been given by the Trustee or the Holders of at least 25% in principal amount of the Outstanding Debt Securities of such series, as provided in the Indenture; (f) a final judgment or final judgments for the payment of money are entered against the Company or any Subsidiary of the Company in an aggregate amount in excess of $50,000,000 by a court or courts of competent jurisdiction, unless such judgments are fully discharged, bonded or stayed within 60 days after the right to appeal such judgments has expired and (g) certain events in bankruptcy, insolvency or reorganization of the Company or any Significant Subsidiary. Other Events of Default may apply with respect to the Debt Securities of a particular series, as indicated in the applicable Prospectus Supplement (Section 5.01).

     If an Event of Default (other than an Event of Default described in clause
(g) above) with respect to the Debt Securities of any series at the time Outstanding shall occur and be continuing, either the Trustee or the Holders of at least 25% in aggregate principal amount of the Outstanding Debt Securities of that series by notice as provided in the Indenture may declare the principal amount of the Debt Securities of that series (or, in the case of any Debt Security that is an Original Issue Discount Security or the principal amount of which is not then determinable, such portion of the principal amount of such Debt Security, or such other amount in lieu of such principal amount, as may be specified in the terms of such Debt Security) to be due and payable immediately. If an Event of Default described in clause (g) above with respect to the Debt Securities of any series at the time Outstanding shall occur and be continuing, the principal amount of all the Debt Securities of that series (or, in the case of any such Original Issue Discount Security or other Debt Security, such specified amount) will automatically, and without any action by the Trustee or any Holder, become immediately due and payable. After any such acceleration, but before a judgment or decree based on acceleration, the Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of that series may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the non-payment of accelerated principal (or other specified amount), have been cured or waived as provided in the Indenture (Section 5.01). For information as to waiver of defaults, see "-- Modification and Waiver."

     No Holder of a Debt Security of any series will have any right to institute any proceeding with respect to the Indenture, or for the appointment of a receiver or a trustee, or for any other remedy thereunder, unless (i) such Holder has previously given to the Trustee written notice of a continuing Event of Default with respect to the Debt Securities of that series, (ii) the Holders of at least 25% in aggregate principal amount of the Outstanding Debt Securities of that series have made written request, and such Holder or Holders have offered reasonable indemnity, to the Trustee to institute such proceeding as trustee and (iii) the Trustee has failed to institute such proceeding, and has not received from the Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of that series a direction inconsistent with such request, within 60 days after such notice, request and offer (Section 5.06).

MODIFICATION AND WAIVER

     The Indenture contains provisions permitting the Company and the Trustee, with the consent of the Holders of not less than a majority in aggregate principal amount of the Debt Securities then Outstanding of each series affected by a supplement to the Indenture, to supplement the Indenture or any supplemental indenture or modify the rights of the Holders of the Debt Securities of such series, provided, that no such supplement or modification shall (i) extend the stated maturity or reduce the principal amount of any Debt Security or any portion thereof, reduce the rate or extend the time of payment of interest thereon, reduce any amount payable on redemption thereof or change the currency in which the Debt Security is payable, or reduce the amount of an Original Issue Discount Security payable upon acceleration or the amount provable in bankruptcy, or impair or affect any Holder's right to institute suit for payment or right of repayment or (ii) reduce the aforesaid percentage of Debt Securities of any series, in each case without the consent of the Holders affected thereby (Section 8.02).

     The Indenture also contains provisions permitting the Company and the Trustee to enter into supplemental indentures without the consent of the Holders of any series of Debt Securities to (i) convey, transfer, assign, mortgage or pledge to the Trustee as security for the Debt Securities any property or assets, subject to and in compliance with the terms of the Indenture, (ii) evidence the succession of another corporation to the Company, subject to and upon compliance with the provisions of the Indenture, and the assumption by such successor corporation of the covenants, agreements and obligations in the Debt Securities and in the Indenture, (iii) evidence and provide for a successor Trustee under the Indenture with respect to one or more series of Debt Securities, (iv) add to the covenants of the Company, (v) cure any ambiguity or correct or supplement any provision in the Indenture that may be defective or
(vi) establish the form or terms of Debt Securities of any series (Section
8.01).

     The Holders of a majority in aggregate principal amount of the Debt Securities of any series at the time Outstanding may, on behalf of the Holders of all Debt Securities of such series, waive compliance by the Company with certain restrictive provisions of the Indenture (Section 5.10). The Holders of a majority in aggregate principal amount of the Debt Securities of any series at the time Outstanding with respect to which an Event of Default shall have occurred and be continuing may, on behalf of the Holders of all Debt Securities of such series, waive any past default or Event of Default under the Indenture except a default in the payment of principal, premium or interest and certain covenants and provisions of the Indenture which cannot be amended without the consent of the Holder of each Outstanding Debt Security of such series affected (Section 5.10).

     Except in certain limited circumstances, the Company will be entitled to set any day as a record date for the purpose of determining the Holders of Outstanding Debt Securities of any series entitled to give or take any direction, notice, consent, waiver or other action in the Indenture, in the manner and subject to the limitations provided in the Indenture. In certain limited circumstances, the Trustee will be entitled to set a record date for action by the Holders. If a record date is set for any action to be taken by Holders of a particular series, such action may be taken only by persons who are Holders of Outstanding Debt Securities of that series on the record date (Section 7.02).

DEFEASANCE

     The Indenture provides that the Company, at its option, (i) will be discharged from all obligations in respect of the Debt Securities of a series (except for certain obligations to register the transfer or exchange of Debt Securities, replace stolen, lost or destroyed Debt Securities, maintain paying agencies and hold moneys for payment in trust) or (ii) need not comply with certain restrictive covenants of the Indenture described under "-- Certain Restrictions on the Company," in each case if the Company irrevocably deposits in trust with the Trustee money, or the equivalent in securities of the government which issued the currency in which the Debt Securities of any then outstanding series are denominated or securities issued by government agencies backed by the full faith and credit of such government, which through the payment of interest thereon and principal thereof in accordance with their terms will provide money in an amount sufficient to pay all of the principal of (including any mandatory redemption payments), and premium, if any, and interest, if any, on, and repurchase obligations, if any, with respect to, the Debt Securities of such series, on the dates such payments are due in accordance with terms of such Debt Securities. To exercise either option, the Company is required to deliver to the Trustee an opinion of independent tax counsel (which may be counsel to the Company) to the effect that the deposit and related defeasance would not cause the holders of Debt Securities of such series to recognize income, gain or loss for United States federal income tax purposes. To exercise the option described in clause (i) above, such opinion must be based on a ruling of the Internal Revenue Service or a change in law occurring after the issue date of the Debt Securities of such series (Section 10.01).

CONCERNING THE TRUSTEE

     Unless otherwise specified in the applicable Prospectus Supplement, The Chase Manhattan Bank is the Trustee, paying agent and registrar under the Indenture.

GOVERNING LAW

     The Indenture and the Debt Securities will be governed by the laws of the State of New York.

                              PLAN OF DISTRIBUTION

     The Company may sell Debt Securities to or through underwriters or dealers and also may sell Debt Securities directly to other purchasers or through agents. Any such underwriter or agent involved in the offer and sale of Debt Securities will be named in an applicable Prospectus Supplement.

     Underwriters may offer and sell Debt Securities at a fixed price or prices, which may be changed, or from time to time at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Company may also offer and sell Debt Securities in exchange for one or more issues of its outstanding debt securities or exchangeable or convertible debt securities. The Company also may, from time to time, authorize underwriters acting as the Company's agents to offer and sell Debt Securities upon the terms and conditions as shall be set forth in any Prospectus Supplement. In connection with the sale of Debt Securities, underwriters may be deemed to have received compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from purchasers of Debt Securities for whom they may act as agent. Underwriters may sell Debt Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

     Any underwriting compensation paid by the Company to underwriters or agents in connection with the offering of Debt Securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in an applicable Prospectus Supplement. Underwriters, dealers and agents participating in the distribution of Debt Securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of Debt Securities may be deemed to be underwriting discounts and commissions, under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements entered into with the Company, to indemnification against or contribution toward certain civil liabilities, including liabilities under the Securities Act, and to reimbursement by the Company for certain expenses.

     If so indicated in an applicable Prospectus Supplement, the Company will authorize underwriters or dealers acting as the Company's agents to solicit offers by certain institutions to purchase Debt Securities from the Company pursuant to Delayed Delivery Contracts ("Contracts") providing for payment and delivery on the date or dates stated in such Prospectus Supplement. Each Contract will be for an amount not less than, and the aggregate principal amount of Debt Securities sold pursuant to Contracts shall not be less nor more than, the respective amounts stated in such Prospectus Supplement. Institutions with which Contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and other institutions, but in all cases will be subject to approval of the Company. Contracts will not be subject to any conditions except (i) the purchase by an institution of the Debt Securities covered by its contracts shall not at the time of delivery thereof be prohibited under the laws of any jurisdiction in the United States to which such institution is subject and (ii) if any Debt Securities are being sold to underwriters, the Company shall have sold to such underwriters the total principal amount of Debt Securities less the principal amount thereof covered by Contracts. Agents and underwriters will have no responsibility in respect of the delivery or performance of Contracts.

     All Debt Securities will be a new issue of securities with no established trading market. Any underwriters or agents to or through whom Debt Securities are sold by the Company for public offering and sale may make a market in such Debt Securities, but such underwriters or agents will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for any Debt Securities.

     Certain of the underwriters or agents and their affiliates may engage in transactions with, and perform services for, the Company in the ordinary course of business.

                                 LEGAL MATTERS

     The validity of the Debt Securities will be passed upon for the Company by its special counsel, Davis Polk & Wardwell, New York, New York.

                                    EXPERTS

     The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K/A of Science Applications International Corporation for the year ended January 31, 1997 have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The consolidated financial statements of Bellcore and its subsidiaries as of December 31, 1996 and for each of the three years in the period ended December 31, 1996, incorporated by reference in this Prospectus, have been incorporated herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

     The financial statements of the TransCore Retirement Savings Plan incorporated by reference in this Prospectus from the Annual Report on Form 11-K, which was filed as part of the Company's Form 8-K dated June 30, 1997, have been audited by Beard & Company, Inc., independent auditors, to the extent and for the periods indicated in their report appearing therein, and are incorporated in reliance upon such report and upon the authority of such firm as experts in auditing and accounting.